Exhibit 99.4

VANC Pharmaceuticals Announces Launch of New OTC Product and Provides Update on Sales Force Ramp Up

May 02, 2016 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, is pleased to announce that Health Canada has approved Cortivera™-H (NPN: 80066699), a premium topical product for minor skin irritations. Cortivera™-H has been approved for pharma care reimbursement program in the BC formulary, and is in the process to get listed in other provincial formularies.

Cortivera™-H, a made in Canada product, contains 1% hydrocortisone cream for the treatment of minor skin irritations associated with redness, itching, dryness and scaling; rashes, eczema, insect bites, poison ivy, poison oak, poison sumac, contact  Seborrheic  dermatitis, psoriasis, external genital feminine itching and anal itching due to hemorrhoids.

“We are excited to be launching a broad spectrum product, Cortivera™-H, across Canada and are pleased with the early feedback from our customers and volume of initial orders,” said Arun Nayyar, CEO of VANC.  “Our sales force has been detailing physicians and pharmacies in order to drive awareness and orders of the product.”

In order to market the Company’s portfolio of generic molecules and the growing OTC portfolio the Company has now hired sales staff in Ontario, Alberta, and British Columbia bringing the total to 6 fulltime sales people.  “As we introduce additional new high margin OTC products to the market over the next several months we will continue to add sales people in each of our focus markets,” said Nayyar.

Over the next two quarters the Company expects to launch additional OTC products that represent the top selling product categories in Canada.

On behalf of:

Vanc Pharmaceuticals Inc.

Arun Nayyar CEO

anayyar@vancpharm.com

For further information, please contact CORE Capital Partners Inc., Ph: 604-566-9233.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.